**CORRECTED**

PRESS RELEASE

FOR IMMEDIATE RELEASE

“Neptune Krill Oil (NKO™) Featured at Natural Products

Supply Expo East in Washington, DC”

Laval, Quebec CANADA, September 7, 2005

Neptune Technologies & Bioressources Inc. (TSX-VX: NTB), active in the field of high value-added natural product extraction from marine biomasses, such as krill, is pleased to announce that Neptune Krill Oil, NKO™, will be featured by IdeaSphere (Twinlab), at the Supply Expo East Conference that takes place in Washington, DC, at September 16-19, 2005.

Recognizing the exceptional health benefits of NKO™ and appreciating the science that validates them, NKO™ is once again featured as the star product by IdeaSphere (Twinlab), one of the largest North American companies in the Natural Medicine Industry.  On September 17th, NKO™ will be presented at booth #147B from 14:30 to 15:30, by Dr. Tina Sampalis, Vice-President of Research/Business & Development at Neptune Technologies & Bioressources Inc., entitled “The Next Generation Source of Omega-3" - Nature's Answer for PMS, Cholesterol, and Joint Disease”.  NKO™ will also be featured at the Deborah Ray Radio show at 13:20 to 13:30, booth #2966.  A one-hour book signing session is organized at 15:30.

‘‘This is a tremendous opportunity and achievement for Neptune’s NKO™; it strongly re-enforces our position in the market place’’, commented Dr. Tina Sampalis.  ‘‘Thus partnering with one of the largest mass market distribution leaders will significantly increase our exposure and sales,’’ added Dr. Tina Sampalis.

Twinlab is a wholly owned subsidiary of Michigan-based IdeaSphere Inc., a leader in healthy living solutions for today’s natural products consumers.  It is an integrated provider of health and natural food supplements and is the owner of Rebus LLC, a leader in science-based publishing for the wellness sector.  The Twinlab™ brand has represented the pinnacle of dietary supplements for over 35 years, and Twinlab™ products are available in health and natural food retail stores throughout the country.

This press release is available on the Company's on-line Investor Relations site for investor commentary, feedback and questions. Investors are invited to visit http://www.agoracom.com and select the Neptune Technologies Information and Contact Forum, or link directly to it at http://www.agoracom.com/ir/neptune

Investors are also invited to e-mail any questions regarding the Company directly to NTB@AGORAcom.com Potential investors may also use this address to request being added to the Neptune Technologies investor e-mail list: About Neptune Technologies & Bioressources. http://www.neptunebiotech.com

Neptune Technologies & Bioressources Inc. exploits, with its patented extraction process (Neptune OceanExtract™), underexploited marine biomasses, such as krill, and develops high value added nutritional products.  Due to its technologies, Neptune Technologies & Bioressources Inc. is strategically well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts, markets in which natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research.

Latest Highlights: http://www.neptunebiotech.com/news/Neptune_Highlights_May_2005.pdf

The stock Exchange has not reviewed and does not accept responsibility for the adequacy and accuracy of this news release.

Investor Relations

AGORA Investor Relations
http://www.agoracom.com/IR/Neptune
NTB@agoracom.com

Serge Comeau

sergec@neptunebiotech.com

Director, Investor Relations